Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of ESAB Corporation for the registration of debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts and units and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated and combined financial statements and schedule of ESAB Corporation, and the effectiveness of internal control over financial reporting of ESAB Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia
February 29, 2024